SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents of Report

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to consolidated statement of financial condition

        (c) Statement of operations or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

        (d) Statement of cash flows.

        (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

        (f) Statement of changes in liabilities subordinated to claims of creditors.

        (g) Notes to consolidated financial statements.

        (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

        (i) Computation of tangible net worth under 17 CFR 240.18a-2.

        (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

        (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

        (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

        (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

        (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

        (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

        (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

        (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

        (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X   (t) Independent public accountant's report based on an examination of the statement of financial condition

        (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

        (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

        (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

        (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

(z)Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Synovus Securites, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Bay Avenue
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	917-733-6503	mariekatz@synovus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)
Statement of Financial Condition
December 31, 2023

Table of Contents



SYNOVUS®

Synovus Securities, Inc.
1111 Bay Avenue, Suite 401
Columbus, GA 31901

Oath or Affirmation

February 28, 2024

I, Robert P. Varner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Synovus Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Robert P. Varner
President and CEO

Heather D. Kirkland
Notary Public



HEATHER D KIRKLAND
Notary Public - State of Georgia
Harris County
My Commission Expires Oct 2, 2025

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Synovus Securities, Inc.
Columbus, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
February 27, 2024

1.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)
Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	71,116,082
Receivables from clearing organization		454,580
Trading securities, at fair value		12,898,167
Premises and equipment, net		125,504
Goodwill		39,359
Deferred income taxes, net		3,225,242
Notes receivable from employees		4,542,176
Other receivables		4,056,281
Other assets		599,073
Total assets	$	97,227,132

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	3,495,625
Accounts payable and accrued expenses		7,513,331
Accrued expenses payable to affiliates		6,178
Payables to clearing organization		354,378
Total Liabilities		11,369,512

Commitments and contingencies (see notes 13 and 14)

Stockholder's equity:		
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500
Additional paid-in capital		26,238,229
Retained earnings		59,618,891
Total stockholder's equity		85,857,620
Total liabilities and stockholder's equity	$	97,227,132

See accompanying notes to statement of financial condition.

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2023

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research, and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments with original maturities of three months or less.

(d) Securities Transactions

All trading securities and securities sold, not yet purchased are recorded at trade date and are carried at fair value. The fair values of trading securities and securities sold, not yet purchased are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(e) Allowance for Credit Losses (ACL)

The Company implemented expected credit loss methodology, referred to as CECL, required by ASC 326. The Standard requires management's estimate of credit losses over the remaining expected life of receivables and other financial instruments. For the Company, CECL applies to Receivables from clearing organization, Notes receivables from employees, and Other receivables, and are reported in the Statement of Financial Condition net of any ACL. These estimates are updated through periodic evaluations against actual trends experienced.

(f) Receivables from and Payables to Clearing Organization

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivable, and cash deposits. These receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Payables to clearing organization include

4

amounts payable from securities transactions that have not yet reached their contractual settlement date, accrued interest payable, and amounts payable for securities failed to receive.

(g) *Notes Receivable from Employees*

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 9 years from the initial date of the loan. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 90 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

(h) *Other Receivables*

Other receivables consist of amounts due from customers in the ordinary course of business. Amounts have been earned and/or billed and are mostly to be collected within the next 90 days.

(i) *Premises and Equipment*

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Useful life ranges from 3-10 years depending on asset type.

The Company reviews long-lived assets, such as furniture, fixtures, equipment, and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(j) *Income Taxes*

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax basis, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Significant estimates used in accounting for income taxes relate to the valuation allowance for deferred tax assets, estimates of the realizability of income tax credits, utilization of net operating losses, the determination of taxable income, and the determination of temporary differences between book and tax basis.

Synovus accrues tax liabilities for uncertain income tax positions based on current assumptions regarding the expected outcome by weighing the facts and circumstances available at the reporting date. If related tax benefits of a transaction are not more likely than not of being sustained upon examination, the Company will accrue a tax liability or reduce a deferred tax asset for the expected tax impact associated with the transaction. Events and circumstances may alter the estimates and assumptions used in the analysis of its income tax positions and, accordingly, the Company's effective tax rate may fluctuate in the future. There are no unrecognized tax benefits as of December 31, 2023.

(k) *Goodwill*

Goodwill represents the excess purchase price over the fair value of identifiable net assets of acquired businesses. Goodwill is evaluated for impairment on an annual basis or whenever an event occurs or circumstances change to indicate that it is more likely than not that an impairment loss has been incurred (i.e., a triggering event). During the fourth quarter of 2023, Synovus completed its annual goodwill impairment evaluation applying ASC 350-20-35-3A *Goodwill Subsequent Measurement – Qualitative Assessment Approach* and concluded that goodwill was not impaired

(l) *Risks and Uncertainties*

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would affect the amounts reported in the Statement of Financial Condition.. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contractual obligations.

(2) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital, as defined, of $53,660,509 which was $53,138,998 in excess of its required net capital of $521,511. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023 was 0.15 to 1.

(3) Trading Securities and Securities Sold, Not Yet Purchased

Estimated fair values of trading securities as of December 31, 2023 are as follows:

Obligations of U.S. Government agencies	$	10,745,625
Corporate bonds		2,152,542
	$	12,898,167

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased was comprised of U.S. Government securities of $3,495,625 as of December 31, 2023. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore,

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2023

while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Balances as of December 31, 2023 were as follows:

Receivables:		
Clearing organization	$	454,580
Payables:		
Clearing organization	$	354,378

(5) Premises and Equipment

Premises and equipment, net consist of the following as of December 31, 2023:

Furniture and fixtures	$	241,721
Computer equipment and purchased software		33,757
Construction in process		100,320
Leasehold improvements		63,017
Premises and equipment		438,815
Less accumulated depreciation and amortization		(313,311)
Premises and equipment, net	$	125,504

(6) Notes Receivable from Employees

As of December 31, 2023, no amounts were due on demand. Based on continued employment and history of collectability of the notes, there are no expected losses; therefore, no allowance for credit losses has been provided.

(7) Other Receivables

Other receivables consist of the following as of December 31, 2023:

Receivables from customers	$	4,003,421
Other receivables		52,860
Total other receivables	$	4,056,281

(8) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2023 are presented below:

Deferred income tax assets:		
Accrued bonus	$	433,541
Employee benefits		2,253,371
Restricted stock awards		534,556
Other		3,774
Gross deferred income tax assets		3,225,242
Deferred income tax liabilities:		
Excess tax over financial statement depreciation		—
Gross deferred income tax liabilities		—
Net deferred tax assets	$	3,225,242

There was no valuation allowance for deferred tax assets as of December 31, 2023. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

Currently, there are no years for which the Parent filed a consolidated federal income tax return that are under examination by the Internal Revenue Service (IRS). Additionally, the Parent is no longer subject to income tax examinations by the IRS for years before 2020, and excluding certain limited exceptions, the Parent is no longer subject to income tax examinations by state and local income tax authorities for years before 2015.

(9) Line of Credit

Margin Line of Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. The line was not utilized in 2023. There was no balance outstanding on the extension of margin credit as of December 31, 2023.

(10) Employee Compensation and Benefits

(a) Retirement Plans

For the year ended December 31, 2023, the Company provided a 100% matching contribution on the first 5% of eligible employee 401(k) contributions.

For the year ended December 31, 2023, the Parent sponsored a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions. The restricted share units granted during 2023 contain a service-based vesting period of three years with most awards vesting pro-rata over three years.

(12) Transactions with Affiliates

The Company had cash balances of $19,486,643 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2023.

The Company pays various management fees to Synovus for such services as human resources, information technology, occupancy, and internal audit. These charges are allocated to the Company based on either headcount or actual usage, as applicable, and as determined by Synovus.

(13) Commitments

The Company did not have any commitments as of December 31, 2023.

(14) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(15) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises and agencies, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

(b) *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities:				
U.S. Government agencies	$ —	10,745,625	—	10,745,625
Corporate bonds	—	2,152,542	—	2,152,542
Total trading securities	$ —	12,898,167	—	12,898,167
Liabilities:				
Securities sold, not yet purchased	$ 3,495,625	—	—	3,495,625

Transfers between levels are recognized as they occur. There were no transfers of financial instruments between the three levels of the fair value hierarchy in 2023.

(c) *Financial Disclosures*

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments as of December 31, 2023. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the

carrying value closely approximates fair value due to their short-term nature or underlying legal contractual obligation to repay.

	Carrying value	Estimated fair value
Financial assets:		
Level 1 Measurement:		
Cash	$ 34,778,807	34,778,807
Money Market Fund	36,337,275	36,337,275
Cash and cash equivalents	$ 71,116,082	71,116,082

(16) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred through February 27, 2024.